June 26, 2018

Ms. Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

MSS Series Trust – AINN Fund

Dear Ms.  Dubey:

On April 17, 2018, MSS Series Trust (the "Registrant"), on behalf of AINN Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 27 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  You provided the following comments on June 1, 2018 to the Registration Statement by phone to Joshua Hinderliter.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  A marked copy of the prospectus and statement of information are attached for ease of reference.

PROSPECTUS

Fee Table

1.

Comment.

Footnote 3 – please confirm that the expense limitation agreement contemplated by this footnote will be filed as an exhibit to the Registration Statement.

Response.

The adviser will not enter into an expense limitation agreement with respect to this Fund.

2.

Comment.

Footnote 3 – please confirm that the date of the expense limitation will be at least one year from the effective date of the Registration Statement.

Response.

The adviser will not enter into an expense limitation agreement with respect to this Fund.

3.

Comment.

Footnote 3 – if the adviser has any ability to recoup waived expenses, please briefly disclose that here and describe the terms so that (i) the recoupment will not exceed either the expense cap in effect when recoupment occurred or the expense cap in place when the fees were waived; and (ii) the ability to recoup runs no more than three years from the specific time the expense were limited.

Response.

The adviser will not be entering into an expense limitation agreement with respect to the Fund, but rather will be waiving a portion of its management fee. As such, the adviser will not have the ability to recoup waived expenses.

Principal Investment Strategies

4.

Comment.

Please reconcile the statements “Up to 30% of the Fund’s investments may be in foreign developed and emerging markets” with “the adviser selects ETFs without restriction as to country….”

Response.  The disclosure has been revised as follows:

The Fund's investment adviser seeks to achieve the Fund's investment objective by investing primarily in exchange-traded funds ("ETFs") that each invest primarily in common stocks.  The adviser selects ETFs without restriction as to ~~country~~, capitalization or currency of the common stock issuers held by each ETF.  The adviser selects ETFs that it believes have above-average liquidity and historical performance.

When the adviser believes market conditions are favorable, the Fund invests in ETFs that invest primarily in large cap companies (those with a market capitalization of at least $10 billion) and invests its remaining assets in ETFs that invest primarily in mid-cap companies (over $4 billion to less than $10 billion) and small-cap companies ($1 to $4 billion).  Up to 30% of the Fund’s investments may be in foreign developed and emerging markets and may be focused on one or more countries.  ETFs may be sector-based and may also be leveraged.  A leveraged ETF is designed to produce daily returns, before the effect of fees and expenses, that are a multiple of the daily returns of a reference index. The adviser will limit the Fund’s use of leveraged ETFs so that the Fund’s exposure to the market does not exceed 120% of its net assets. The adviser selects individual common stocks, including sponsored American Depository Receipts ("ADRs"), when it believes they offer higher returns than an ETF.

5.

Comment.

Given the disclosure, “ETFs may be sector-based and may also be leveraged” – please identify if the Fund will be significantly invested in a particular sector when it launches. If so, please identify the specific sector and add the specific risks of that sector in the principal risks section.

Response.

At launch, the Fund will not be significantly invested in any particular sector.

6.

Comment.

Please explain if there are any limits on the amount of the Fund’s assets that can be invested in leveraged and inverse ETFs (each separately).

Response.

The disclosure with respect to the Fund’s investments in leveraged and inverse ETFs has been revised as follows:

When the adviser believes market conditions are favorable, the Fund invests in ETFs that invest primarily in large cap companies (those with a market capitalization of at least $10 billion) and invests its remaining assets in ETFs that invest primarily in mid-cap companies (over $4 billion to less than $10 billion) and small-cap companies ($1 to $4 billion).  Up to 30% of the Fund's investments may be in foreign developed and emerging markets and may be focused on one or more countries.  ETFs may be sector-based and may also be leveraged.  A leveraged ETF is designed to produce daily returns, before the effect of fees and expenses, that are a multiple of the daily returns of a reference index. The adviser will limit the Fund’s use of leveraged ETFs so that the Fund’s exposure to the market does not exceed 120% of its net assets. The adviser selects individual common stocks, including sponsored American Depository Receipts ("ADRs"), when it believes they offer higher returns than an ETF.

When the adviser believes market conditions are unfavorable, it will allocate a significant portion of Fund assets to cash equivalents or to inverse ETFs.  An inverse ETF is designed to produce daily returns, before the effect of fees and expenses, that are the opposite of the daily returns of a reference index. The Fund will not invest in inverse ETFs ~~may also be~~ that employ leverage~~d~~. The adviser will only invest in inverse ETFs if it has sold all of the Fund’s Long ETFs and will limit the Fund’s use of inverse ETFs so that the Fund’s inverse exposure to the market does not exceed 40% of its net assets.

7.

Comment.

Given the disclosure, “using its quantitative and factor based strategy” – please identify the specific factors that are used (e.g., momentum, etc…).

Response.

The disclosure has been revised as follows:

The adviser allocates assets among economic sectors, capitalization categories and countries using its quantitative and factor based strategy. The primary factors used are momentum, price trend, trading volume, and directional movement. The adviser developed the strategy through research conducted over the last 10 years.  This technology is intended to evaluate volatility and enhance risk mitigation

Principal Investment Risks

8.

Comment.

Please remove discussion of “leveraged ETFs” from the “ETF Risk” section and create either a separate risk section to discuss leveraged ETF risks or a create a sub-section of the ETF Risk section for the leveraged ETF disclosure. Moreover, within the leveraged ETF risk disclosure, please add language that leveraged funds are particularly impacted by volatility and can move in the opposite direction than the direction that they are designed to move.

Response.

The disclosure has been revised as follows:

ETF Risk. The ETFs in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the ETFs and may be higher than other mutual funds that invest directly in stocks.  ETFs are also subject to the following additional risks: (i) the ETF's market price may be less than its net asset value; (ii) an active market for the ETF may not develop; and (iii) market trading in the ETF may be illiquid or even halted under certain circumstances.

Leveraged ETF Risk. Investing in leveraged ETFs will amplify the Fund's gains and losses. Most leveraged ETFs "reset" daily. Due to the effect of compounding, their performance over longer periods of time can differ significantly from the performance of their underlying index or benchmark during the same period of time. Leveraged ETFs are particularly impacted by volatility and can perform in the opposite the direction in which they are designed for.

Inverse ETF Risk. Investments in inverse ETFs will prevent the Fund from participating in market-wide or sector-wide gains and may not prove to be an effective hedge. During periods of increased volatility, inverse ETFs may not perform in the manner they are designed. Inverse ETFs are designed to rise in price when stock prices are falling. Accordingly, their performance over longer terms can perform very differently than underlying assets and benchmarks, and volatile markets can amplify this effect.

9.

Comment.

If the Fund is going to invest in leveraged inverse ETFs, please disclose the specific risks of that type of investment.

Response.

The Fund will not invest in leveraged inverse ETFs.

10.

Comment.

Please describe the risks of “Inverse ETFs” in more detail, even in the summary section (e.g., inverse ETFs typically use derivatives, thus, please consider discussing the use of derivatives in the risk factor; compounding risk as another example). Also, explicitly state that Inverse ETFs may experience negative returns if the index is flat or if it falls.

Response.

Please see response to Comment 8.

11.

Comment.

Within “Turnover Risk” please add the tax consequences of high turnover.

Response.

The disclosure has been revised as follows:

Turnover Risk. A higher portfolio turnover will result in higher transactional and brokerage costs. Active trading of securities may also increase the Fund’s realized capital gains or losses, which may increase the taxes paid by Fund shareholders.

Investment Adviser

12.

Comment.

Please confirm that the AINN Holding, LLC will be an SEC registered adviser prior to the effectiveness of this Registration Statement.

Response.

 The Registrant affirms that AINN Holdings, LLC will complete its SEC registration prior to the effectiveness of this Registration Statement.

Investment Adviser Portfolio Managers

13.

Comment.

Please disclose if the portfolio managers are jointly and primarily responsible for the day to day management of the Fund. If one person is the lead PM, then please state that the person is primarily responsible for the day to day management of the portfolio.

Response.

The disclosure has been revised as follows:

Kevin M. Carrasco and Mustan Sakarwala, each a Principal of the adviser, are jointly and primarily responsible for the day to day management of the Fund and have served the Fund as its Portfolio Managers since it commenced operations in 2018.

How to Pay for a Purchase

14.

Comment.

Please confirm that all sales loads and redemption fees payable to the Fund are described in the prospectus.

Response.

 The Registrant confirms.

Qualified Employee Benefit Plan Accounts

15.

Comment.

Please confirm the fees mentioned here also do not apply to sales loads or redemption fees.

Response.

The Registrant confirms that the fees mentioned in this section do not apply to sales loads, which the Fund does not have, or redemption fees.

16.

Comment.

Item 6(a) requires the disclosure of investment minimums – so please disclose the minimum investment requirements associated with the Fund.

Response.

The disclosure has been revised as follows:

Qualified Employee Benefit Plan Accounts.  Persons who wish to hold Fund shares through Qualified Employee Benefit Plan Accounts should contact their plan sponsor or administrator for information concerning purchasing Fund shares.  The policies and fees applicable to these accounts may differ from those described in this Prospectus~~, and different minimum investments or limitations on buying and selling shares may apply~~.

Redemptions Through Investment Advisory Firms

17.

Comment.

Please apply Comment 15 to this section.

Response.

 The Registrant confirms that the fees mentioned in this section do not apply to sales loads, which the Fund does not have, or redemption fees.

By Wire

18.

Comment.

Please consider adding the $20 wire transfer fee contemplated by this section to the Fee Table.

Response.

The wire transfer fee has been added to the Fee Table.

Redemptions in Kind

19.

Comment.

Please consider disclosing additional details regarding redemptions in kind, such as whether they will be paid using pro rata slices of portfolio assets, individual securities, or representative baskets. See Liquidity Rule Adopting Release (page 294).

Response.

The disclosure has been revised as follows:

The Fund reserves the right to honor requests for redemption or repurchase orders made by a shareholder during any 90-day period by making payment in whole or in part in portfolio securities ("redemption in kind") on the amount of such a request that is large enough to affect operations (that is, on the amount of the request that is greater than the lesser of $250,000 or 1% of the Fund's net assets at the beginning of the 90-day period). To the extent feasible, a redemption in kind would be a pro rata allocation of the Fund’s portfolio. The securities will be chosen by the Fund and valued using the same procedures as used in calculating the Fund's NAV. The Fund may use illiquid securities for redemptions in kind.  A shareholder will be exposed to market risks until these securities are converted to cash and may incur transaction expenses or taxable capital gains in converting these securities to cash.

Distribution Fees

20.

Comment.

Given the disclosure in this section, please revise the Fee Table to add “and shareholder servicing” after the 12b-1 fee line item.

Response.

The Fee Table line item in question has been revised to read, “Distribution and Shareholder Servicing (12b-1) Fees”.

21.

Comment.

Per Item 12(b)(2), please remove the language “if you hold your shares for a substantial period of time, you may indirectly pay more than the economic equivalent of the maximum front-end sales charge allowed by FINRA due to the recurring nature of distribution (12b-1) fees.”

Response.

The language referenced above has been removed.

STATEMENT OF ADDITIONAL INFORMATION

22.

Comment.

With regard to the disclosure, “Obligations under swap agreements so covered will not be construed to be ‘senior securities’” – please revise to clarify, because not every swap that the Fund may enter into may be covered by the net amount. For example, if the Fund writes credit default swaps, it needs to segregate the full notional value of the swap. Therefore this language does not apply to all swaps.

Response.

The disclosure has been revised as follows:

The net amount of the excess, if any, of the Fund’s obligations over its entitlements with respect to a swap agreement entered into on a net basis will be accrued daily and an amount of cash or liquid asset having an aggregate net asset value at least equal to the accrued excess will be maintained in an account with the Custodian.  The Fund will also establish and maintain such accounts with respect to its total obligations under any swaps that are not entered into on a net basis. However, with respect to any credit default swap in which the Fund is the protection writer, the Fund will cover the entire notional amount. Obligations under swap agreements so covered will not be construed to be “senior securities” for purposes of the Fund’s investment restriction concerning senior securities.

Trustee Table

23.

Comment.

Please confirm that the Audit Committee is the only standing committee of the Board.

Response.

The Registrant confirms that the Audit Committee is the only standing committee of the Board.

24.

Comment.

The language within this section regarding the 12b-1 allocation is consistent with the Fee Table line item, but not with the disclosure referenced by Comment 20, please reconcile.

Response.

Please see response to Comment 20.

Disclosure of Portfolio Holdings

25.

Comment.

With regard to the disclosure, “and on an as needed basis to other third parties providing services to the Fund” – per Item 16(f)(2), please identify these other third parties by name.

Response.

The disclosure has been revised as follows:

Pursuant to policies and procedures adopted by the Board of Trustees, the Fund has ongoing arrangements to release portfolio holdings information on a daily basis to the Adviser, Transfer Agent, Fund Accounting Agent and Custodian ~~and on an as needed basis to other third parties providing services to the Fund.~~  The Adviser, Transfer Agent, Fund Accounting Agent and Custodian receive portfolio holdings information daily with no lag time in order to carry out the essential operations of the Fund.  The Fund discloses portfolio holdings to its auditors (Sanville & Company), legal counsel (Thompson Hine LLP), proxy voting services (if applicable), pricing services, printers, parties to merger and reorganization agreements and their agents, and prospective or newly hired investment advisers or sub-advisers within a minimum thirty day lag time.  The lag between the date of the information and the date on which the information is disclosed will vary based on the identity of the party to whom the information is disclosed.  For instance, the information may be provided to auditors within days of the end of an annual period, while the information may be given to legal counsel at any time.

26.

Comment.

With regard to the disclosure, “The lag between the date of the information and the date on which the information is disclosed will vary based on the identity of the party” - please disclose the time lag with greater specificity for each party with whom the Fund has an ongoing requirement to disclose.

Response.

Please see response to Comment 25.

If you have any questions or additional comments, please call Joshua Hinderliter at (614) 469-3345.

Very truly yours,

            /s/ Joshua J. Hinderliter

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